Exhibit 10.3

                      BONUS AND OTHER AGREEMENT

This bonus and other agreement (the "Agreement") is entered into between Crdentia Corp., a Delaware corporation (the "Company") and James D. Durham (the "Executive") (together the "Parties") as of December 31, 2003.
The Parties hereby agree as follows:

1.	As part of the consideration for entering into this Agreement and as part of the consideration for receipt of an option to purchase 7,000,000 shares of Company common stock at an exercise price of $0.10 per share under the terms of a stock option plan and award agreement dated December 31, 2003 the Executive hereby agrees to relinquish the Executive's right to purchase additional shares of common stock of the Company (the "Purchase Options") that accrue to the Executive after the date of this Agreement pursuant to
Section 1.3 of the Lifen, Inc. Common Stock Purchase Agreement dated May 15, 2002 (the "Stock Purchase Agreement") in connection with all Acquisitions (as defined in the Stock Purchase Agreement) that occur either before or after the date of this Agreement and such future Purchase Options shall be terminated and of no further force or effect as of the date of this Agreement. The Executive shall retain all such Purchase Options held by the Executive as of the date of this Agreement which shall be governed by the terms of the Stock Purchase Agreement as modified by this Agreement.
For clarity, Executive shall have the right to exercise Purchase Options to acquire 2,767,278 shares of Company common stock and no more.

2.	The Executive shall be entitled to receive bonus payments on
December 31, 2006 in the amount of $540,000 and on January 4, 2007 in the amount of $540,000. The payment of the bonuses shall not be affected by the termination for any reason (including death or disability) of the Executive's employment or service to the Company prior to December 31, 2006 or January 4, 2007.

3.	The third sentence of Section 1.3 of the Stock Purchase Agreement provides as follows:

    "Each Investor's right to purchase these additional shares of Common Stock shall expire one year after the Vesting Expiration Date (the "Expiration Date")."

As applied to the Executive and not any other Investor (as defined in the Stock Purchase Agreement), the third sentence of Section 1.3 of the Stock Purchase Agreement shall be amended and restated as follows:

    "The Executive's right to purchase these additional shares of Common Stock shall expire fifteen years after the Vesting Expiration Date (the "Expiration Date")."

4.	This Agreement constitutes the entire agreement of the Parties with respect to the subject matter hereof and supersedes in their entirety all prior undertakings and agreements of the Parties with respect to the subject matter hereof, and may not be modified except by means of a writing signed by the Company and the Executive. Nothing in this Agreement is intended to confer any rights or remedies on any persons other than the Parties.

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5.	The Agreement is to be construed in accordance with and governed by the internal laws of the State of Texas without giving effect to any choice of law rule that would cause the application of the laws of any jurisdiction other than the internal laws of the State of Texas to the rights and duties of the Parties. Should any provision of this Agreement be determined to be illegal or unenforceable, such provision shall be enforced to the fullest extent allowed by law and the other provisions shall nevertheless remain effective and shall remain enforceable.

6.	This Agreement is personal to the Executive and shall not be assignable by the Executive other than by will or the laws of descent and distribution. This Agreement shall inure to the benefit of and be enforceable by the Executive's legal representatives. This Agreement shall inure to the benefit of and be binding upon the Company and its successors and assigns. The Company will require any successor (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the business and/or assets of the Company to assume expressly and agree to perform this Agreement in the same manner and to the same extent that the Company would be required to perform it if no such succession had taken place. "Company" means the Company as hereinbefore defined and any successor to its business and/or assets as aforesaid that assumes and agrees to perform this Agreement by operation of law or otherwise.

7.	The Company may withhold from any amounts payable under this
Agreement such United States federal, state or local or foreign taxes as shall be required to be withheld pursuant to any applicable law, regulation or rule.

8.	The Executive's or the Company's failure to insist upon strict compliance with any provision of this Agreement or the failure to assert any right the Executive or the Company may have hereunder shall not be deemed to be a waiver of such provision or right or any other provision or right of this Agreement.

9.	The Executive and the Company acknowledge that, except as may otherwise be provided under any other written agreement between the Executive and the Company, the employment of the Executive by the Company is "at will" and the Executive's employment may be terminated by either the Executive or the Company at any time.

10.	The Parties agree that any suit, action, or proceeding arising out of or relating to this Agreement shall be brought in the United States District Court for the Northern District of Texas (or should such court lack jurisdiction to hear such action, suit or proceeding, in a Texas state court in the County of Dallas) and that the Parties shall submit to the jurisdiction of such court. The Parties irrevocably waive, to the fullest extent permitted by law, any objection the Party may have to the laying of venue for any such suit, action or proceeding brought in such court. THE PARTIES ALSO EXPRESSLY WAIVE ANY RIGHT THEY HAVE OR MAY HAVE TO A JURY TRIAL OF ANY SUCH SUIT, ACTION OR PROCEEDING. In addition to the recovery of costs as provided by applicable law, the prevailing Party in any such suit, action or proceeding shall be entitled to recover reasonable attorneys' fees and expenses. If any one or more provisions of this Section 10 shall for any reason be held invalid or unenforceable, it is the specific intent of the Parties that such provisions shall be modified to the minimum extent necessary to make it or its application valid and enforceable.

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11.	This Agreement may be executed in one or more counterparts.

IN WITNESS WHEREOF, the Executive has hereunto set the Executive's hand and, pursuant to the authorization from the Board, the Company has caused these presents to be executed in its name on its behalf, all as of the day and year first above written.


CRDENTIA CORP.,
a Delaware corporation

/s/  Robert Kenneth
Robert Kenneth, Director and
Chair of the Compensation Committee


EXECUTIVE

/s/  James D. Durham
James D. Durham


          [COUNTERPART SIGNATURE PAGE TO BONUS AND OTHER AGREEMENT,
                         DATED 12/31/2003]